Exhibit (a)(5)(L)

NEWS

Life Quotes, Inc. Special Committee Recommends Tender Offer by LQ Acquisition Co.

DARIEN, IL, June 18, 2010—Life Quotes, Inc. (NASDAQ: QUOT) today filed a Solicitation/Recommendation Statement on Schedule 14D-9 announcing that the Special Committee of the Board of Directors of Life Quotes unanimously determined that the $4.00 per share price being offered in the tender offer (the “Tender Offer”) by LQ Acquisition, Inc., a company owned and controlled by Robert S. Bland, President and Chief Executive Officer of Life Quotes, to purchase all of the outstanding shares of common stock of Life Quotes not already owned by LQ Acquisition, is fair, from a financial point of view, to Life Quotes’ stockholders, other than LQ Acquisition, Inc. The Special Committee unanimously recommended, on behalf of Life Quotes, that the stockholders of Life Quotes accept the Tender Offer and tender their shares of common stock pursuant to the Tender Offer.

Stockholders of Life Quotes, Inc. are encouraged to review the Solicitation/Recommendation Statement on Schedule 14D-9 in its entirety, which is filed with the Securities and Exchange Commission (the “SEC”), because it contains important information. Stockholders can obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9, and any amendment thereto or other documents filed by Life Quotes, Inc. with respect to the tender offer, at www.sec.gov.

LQ Acquisition Inc. announced on June 10, 2010 that it commenced a cash Tender Offer for all of the outstanding publicly held minority interest in Life Quotes, Inc. for $4.00 per share in cash, or a total payment of approximately $19,000,000 million, including fees and expenses. The proposal represents an approximately 44% premium over the closing price of Life Quotes’ stock on June 10, 2010, the day of the announcement. LQ Acquisition Inc. currently owns approximately a 31% of the shares in Life Quotes, Inc. LQ Acquisition Inc. has also signed share tender agreements with major stockholders William V. Thoms and Zions Bancorporation whereby they have each agreed to tender their shares in the offer, which together with the shares already owned by LQ Acquisition, would be approximately 73% of the total shares of Life Quotes. The purchase of Life Quotes shares in the Tender Offer is expected to be funded though a loan from Life Quotes, Inc. to LQ Acquisition, Inc.

Unless extended or earlier terminated, the Tender Offer will expire at 12:00 midnight, New York City Time on July 14, 2010 (including July 14, 2010) (the “Expiration Date”). The Tender Offer is being made pursuant to the Offer to Purchase dated June, 10, 2010 and the accompanying Letter of Transmittal, which was filed with the Securities and Exchange Commission on June 10, 2010, which documents set forth the terms and conditions of the Tender Offer. In order to receive the Tender Offer consideration of $4.00 per share, holders of the common stock must validly tender and not validly withdraw their shares at or prior to the Expiration Date. The Tender Offer is conditioned upon, among other things (i) the non-waivable condition that there shall have been validly tendered and not withdrawn before the tender offer expires shares that constitute at least a majority of the outstanding shares of Life Quotes. not owned by LQ Acquisition Inc., William V. Thoms, Zions Bancorporation or their respective affiliates immediately prior to the expiration of the tender offer, (ii) the condition that, together with the shares held by LQ Acquisition Inc., there shall have been validly tendered and not withdrawn before the tender offer expires shares that constitute at least 90% of the outstanding shares of Life Quotes, Inc. (this condition may be waived by LQ Acquisition Inc.), and (iii) the execution of that certain note dated June 3, 2010 whereby Life Quotes, Inc. will loan $19,000,000 to LQ Acquisition Inc to pay for properly tendered shares. In addition to these conditions, the Tender Offer is also subject to standard terms and conditions, including, but not limited to, the making of any necessary governmental or regulatory filings, if any.

The Special Committee received a fairness opinion and was advised by Raymond James, Inc. Legal counsel was provided to the Special Committee by Duane Morris LLP, Chicago, Illinois.

About Life Quotes, Inc.

Life Quotes, Inc. is an insurance agency and brokerage headquartered in Darien, Illinois. Life Quotes Inc. owns and operates a comprehensive online consumer insurance information service, accessible at www.Lifequotes.com, which caters to the needs of self-directed insurance shoppers. Since its inception in 1984, Life Quotes, Inc. has been continuously developing a proprietary and comprehensive insurance price comparison and order-entry system that provides instant quotes from about 30 life insurance companies. Life Quotes, Inc. uses this database to provide customers with a large array of comparative life insurance quotes online, over the phone or by mail, and Life Quotes, Inc. allows the customer to purchase insurance from the company of their choice either online or over the phone with our licensed insurance customer service staff. The Life Quotes Inc. website also provides insurance information and decision-making tools, along with access to other forms of personal insurance, such as auto, homeowners, renters, long-term care, health and travel insurance through various third parties. Life Quotes, Inc. generates revenues from the receipt of commissions and fees paid by various sources that are tied directly to the volume of insurance sales or traffic that Life Quotes, Inc. produce. Life Quotes, Inc. conducts its insurance agency and brokerage operations using licensed agents who are compensated, in part, based on the volume of business sold and Life Quotes, Inc. generates prospective customer interest using traditional direct response advertising methods conducted primarily offline. For more information visit the Life Quotes, Inc. website at www.lifequotes.com.

IMPORTANT NOTICE: THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO BUY SHARES OF COMMON STOCK OR ANY SECURITIES OF LIFE QUOTES. LQ ACQUISITION, INC. HAS COMMENCED THE TENDER OFFER DESCRIBED HEREIN. THE TENDER IS MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND LETTER OF TRANSMITTAL AND OTHER RELATED MATERIALS (THE “DISCLOSURE DOCUMENTS”) THAT ARE BEING DISTRIBUTED TO LIFE QUOTES’ SHAREHOLDERS AND FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). THIS PRESS RELEASE IS NOT A SUBSTITUTE FOR THE DISCLOSURE DOCUMENTS. THE TENDER OFFER WILL ONLY BE MADE PURSUANT TO THE E DISCLOSURE DOCUMENTS. SHAREHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE DISCLOSURE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO THE TENDER OFFER. INVESTORS MAY OBTAIN FREE COPIES OF THE DISCLOSURE DOCUMENTS THAT HAVE BEEN FILED WITH THE SEC AT THE SEC’S WEB SITE AT WWW.SEC.GOV. IN ADDITION, COPIES OF THE DISCLOSURE DOCUMENTS MAY BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO LIFE QUOTES. SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER